SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                              MIP Properties, Inc.
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                    553051103
                                 (CUSIP number)

                              Gary P. Stevens, Esq.
                              J.E. Robert Companies
                              11 Canal Center Plaza
                                    Suite 200
                           Alexandria, Virginia  22314
                                 (703) 739-4400
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:

                               Stephen W. Hamilton
                      Skadden, Arps, Slate, Meagher & Flom
                              1440 New York Avenue
                              Washington, DC  20005
                                 (202) 371-7000

                     September 13, 1995; September 18, 1995
             (Date of event which requires filing of this statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].
                    Check the following box if a fee is being paid with the statement [ ].

                    This Amendment No. 3 amends and supplements the
          Schedule 13D filed with the Securities and Exchange Commission on May 31, 1995, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 21, 1995 and Amendment No. 2 thereto filed with the Securities and Exchange Commission on July 19, 1995 on behalf of JER Partners, LLC and Joseph E. Robert, Jr. with respect to MIP Properties, Inc. Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in such Schedule 13D, as amended.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    Item 3 is hereby amended and supplemented by adding the following at the end thereof:

                    JER has entered into agreements with certain potential equity investors, and JER continues to obtain commitments from potential equity investors.

          ITEM 4.  PURPOSE OF TRANSACTION.

                    Item 4 is hereby amended by adding the following at the end thereof:

                    On September 13, 1995, the Issuer was served with a purported class action complaint naming it, each of its directors, JER and Merger Sub as defendants in a proceeding instituted in the United States District Court for the Central District of California. The purported class action complaint alleges violations of the Securities Exchange Act of 1934, as amended, breaches of fiduciary duties and other causes of action relating to the Merger.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               7. Complaint entitled John A. Hinson, on behalf of himself and all others similarly situated
                         v. MIP Properties, Inc. et al. (Case Number
                         CV-95-6006 IH).


                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   September 21, 1995
                                      (DATE)

                                      /s/ Joseph E. Robert, Jr.
                                      (SIGNATURE)

                                      Joseph E. Robert, Jr.
                                      (NAME/TITLE)


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    September 21, 1995
                                      (DATE)

                              JER PARTNERS LLC

                              By: J.E. Robert Company, Inc.
                                      (SIGNATURE)

                              J.E. Robert Company Inc., Member
                                      (NAME/TITLE)

                              By: /s/ Joseph E. Robert, Jr.
                                      (SIGNATURE)

                                  Joseph E. Robert, President
                                      (NAME/TITLE)



                              EXHIBIT INDEX

          7.        Complaint entitled John A. Hinson, on
                    behalf of himself and all others
                    similarly situated v. MIP Properties,
                    Inc. et al. (Case Number CV-95-6006 IH)